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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington DC 20549



                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                          For the month of September 2007


                        Commission File Number: 1-14396

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
               --------------------------------------------------
                (Translation of registrant's name into English)

        17/F, The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F [X]          Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

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Indicate by check mark whether the  registrant by furnishing  the  information contained in this Form is also thereby furnishing the information to the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes  [_]          No  [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):_________.


FORWARD-LOOKING STATEMENTS

This form 6-K and the exhibits hereto contain forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties, which are described in the registrant's public filings with the Securities and Exchange Commission, including its Form 20-F filed on June 18, 2007.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for certain forward-looking statements. The words "estimate," "project," "anticipate," expect," "intend," "believe" and similar expressions are intended to identify forward-looking statements and information. The registrant identifies the following important factors which could cause its actual results to differ materially from any results which might be projected, forecast, estimated or budgeted by the registrant in forward-looking information. All of such factors are difficult to predict and many are beyond the control of the registrant. Accordingly, while the registrant believes that the assumptions underlying the forward-looking information are reasonable, there can be no assurance that such assumptions will approximate actual experience, and in such event, actual results could differ materially from the predictions contained in the registrant's Annual Report on Form 20-F and this Form 6-K and its exhibits hereto. These important factors include, but are not limited to: (i) the continued operation of the existing in-orbit satellites and success in constructing and launching new satellites as planned, (ii) future economic and competitive conditions in the Asian regional satellite market in which AsiaSat competes, (iii) the registrant's success in obtaining necessary regulatory approvals and licenses, and (iv) the continued ability of the registrant to meet its debt obligations and fund its capital expenditure programs.



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Information furnished on this form:

Interim Report of the registrant, dated August 23, 2007.

Announcement, dated September 12, 2007, by the registrant regarding certain discloseable transactions in connection with the registrant's increase of shareholding in SpeedCast Holdings Limited.



EXHIBIT NUMBER                      EXHIBIT                                 PAGE
--------------                      -------                                 ----

      1.1       Interim Report of the Registrant, dated August 23, 2007       6

      1.2       Announcement, dated September 12, 2007, by the               59
                registrant regarding certain discloseable transactions in connection with the registrant's increase of shareholding in SpeedCast Holdings Limited.








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                               SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       ASIA SATELLITE TELECOMMUNICATIONS
                                               HOLDINGS LIMITED
                                                 (Registrant)


Date:  September 28, 2007              By: /s/ Peter Jackson
                                           --------------------------
                                           Peter Jackson
                                           Chief Executive Officer